Exhibit 12

LEVEL 3 COMMUNICATIONS, INC.
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS

	Fiscal Year Ended
	2006	2005	2004	2003	2002
Loss from Continuing Operations Before Income Taxes	$(790)	$(702)	$(477)	$(746)	$(991)
(Earnings) Losses of Equity Investees	—	—	—	(3)	(13)
Interest on Debt, Net of Capitalized Interest	648	530	485	567	560
Amortization of Capitalized Interest	68	68	68	68	68
Interest Expense Portion of Rental Expense	44	25	29	31	20

Earnings (Losses) Available for Fixed Charges	$(30)	$(79)	$105	$(83)	$(356)

Interest on Debt	$648	$530	$485	$567	$560
Preferred Dividends	—	—	—	—	—
Interest Expense Portion of Rental Expense	44	25	29	31	20

Total Fixed Charges	$692	$555	$514	$598	$580

Ratio of Earnings to Fixed Charges	—	—	—	—	—

Deficiency	$(722)	$(634)	$(409)	$(681)	$(936)